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             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(a).*

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* As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25, 1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                CROWN GROUP, INC.
                       (FORMERLY CROWN CASINO CORPORATION)
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   228359-10-5
                                   -----------
                                 (CUSIP Number)

                          TERRY FERRARO SCHWARTZ, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                           1230 PEACHTREE STREET, N.E.
                                   SUITE 3100
                           ATLANTA, GEORGIA 30309-3592
                                  404-815-3731
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  JULY 1, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                                Page 1 of 5 Pages

CUSIP No.  228216-10-7                 13D                     Page 2 of 5 Pages


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1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         EDWARD R. MCMURPHY
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [ ]
                                                                                                  (b) [ ]


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3.       SEC USE ONLY



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4.       SOURCE OF FUNDS*

         PF AND OO

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        [ ]



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6.       CITIZENSHIP OR PLACE OF ORGANIZATION


         UNITED STATES
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NUMBER            7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY                   649,540
EACH             -----------------------------------------------------------------------------------------
REPORTING         8.       SHARED VOTING POWER
PERSON
WITH
                           0
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                  9.       SOLE DISPOSITIVE POWER


                           649,540
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                  10.      SHARED DISPOSITIVE POWER


                           0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         649,540
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]



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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%

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14.      TYPE OF REPORTING PERSON*

         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                CROWN GROUP, INC.
                       (FORMERLY CROWN CASINO CORPORATION)

                    AMENDMENT NO. 3 TO SCHEDULE 13D FILED BY
                               EDWARD R. MCMURPHY


         This filing constitutes Amendment No. 3 to the Schedule 13D filed by Edward R. McMurphy with respect to the $.01 par value common stock of Crown Group, Inc. (the "Company"). The following items of Schedule 13D are hereby amended:

ITEM 1.  SECURITY AND ISSUER.

         Since the filing of the last amendment to this Schedule 13D, Crown Casino Corporation changed its name to Crown Group, Inc. and its principal executive offices are located at 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038.


ITEM 2.  IDENTITY AND BACKGROUND.

         (b) The business address of Mr. McMurphy is 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since the filing of the last amendment to this Schedule 13D, Mr. McMurphy has purchased common stock of the Company in connection with the exercise of certain stock options. Mr. McMurphy either paid cash from his personal funds in payment of the exercise price or surrendered shares of common stock previously owned by him in payment of the exercise price.


ITEM 4.  PURPOSE OF TRANSACTION.

         Since the filing of the last amendment to this Schedule 13D, Mr. McMurphy has made certain dispositions of the common stock of the Company, has exercised certain stock options held by him, and has been granted additional stock options. In addition, the number of outstanding shares of common stock of the Company has decreased due to a stock repurchase program conducted by the Company. Therefore, Mr. McMurphy's percentage ownership in the Company has increased. The number of outstanding shares of the Company as of July 23, 1998 was approximately 9,433,963.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Mr. McMurphy beneficially owns in the aggregate 649,540 shares or approximately 6.7% of the outstanding shares of the Company, including 275,000 shares subject to presently exercisable (or exercisable within the next sixty days) stock options held by Mr. McMurphy.

         (b) Mr. McMurphy possesses sole voting and investment powers with respect to all shares beneficially owned by him.

         (c) Mr. McMurphy reported the following transactions during the past 60 days:

                           (i) On June 10, 1998, Mr. McMurphy exercised stock options to purchase 25,000 shares at an exercise price of $1.5469 per share, and surrendered on the same date 8,305 shares of common stock in payment of the exercise price of such options.

                           (ii) On June 22, 1998, Mr. McMurphy gifted 10,000 shares of common stock owned by him.

                           (iii) On July 1, 1998, Mr. McMurphy was granted an option to purchase 25,000 shares of common stock at an exercise price of $3.5625 per share.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 27, 1998                          /s/ Edward R. McMurphy
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                                             Edward R. McMurphy